Jupiter Wellness, Inc.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

Tel: (561) 244-7100

October 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Jeffery Gabor

Re: Jupiter Wellness, Inc.

Registration Statement on Form S-1

File No. 333-239229

Dear Mr. Gabor:

Jupiter Wellness, Inc. (the "Company") hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on October 19, 2020, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-239229) become effective on Wednesday , October 21, 2020 at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter. The Registrant is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

If you have any questions regarding the foregoing, please contact our counsel at Sichenzia Ross Ference LLP (Arthur S. Marcus) at (646) 810-0592 or (516) 459-8161.

Very truly yours,

Jupiter Wellness, Inc.

By: /s/ Brian John
Brian John Chief Executive Officer